UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

SPECIAL FINANCIAL REPORT PURSUANT TO Rule 15(d) - 2

☑	Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934.

Contains only financial statements for the fiscal year ended December 31, 2006.

Commission file number: 333-139640

Associated Media Holdings, Inc.
(Name of small business issuer in its charter)

Nevada	201507967
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

5150 East Pacific Coast Highway, Suite 300
Long Beach, California	90804
(Address of principal executive offices)	(Zip Code)

(562)986-4800
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under Section 12(g) of the Exchange Act:
None

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

State issuer’s revenues for its most recent fiscal year. $42,250.00

As of April 30, 2007, the aggregate market value of the common stock held by non-affiliates (computed by reference to the most recent offering price of such common stock) was $2,530,500.00.

As of April 30, 2007, there were 43,261,000 shares of common stock outstanding.

Transitional Small Business Disclosure Format (Check one): ☐ Yes ☒ No

Explanatory Note

Rule 15d-2 under the Securities Exchange Act of 1934, as amended, provides generally that if a company files a registration statement under the Securities Act of 1933, as amended, which does not contain certified financial statements for the company’s last full fiscal year (or for the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of the registration statement, file a special report furnishing certified financial statements for the last full fiscal year or other period, as the case may be. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

Associated Media Holding, Inc.’s Registration Statement on Form SB-2 did not contain the certified financial statements for the year ended December 31, 2006, as contemplated by Rule 15d-2. Therefore, as required by Rule 15d-2, Associated Media Holding, Inc is hereby filing such certified financial statements with the SEC under cover of the facing page of an Annual Report of Form 10-KSB.

Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective to enable us to record, process, summarize and report information required to be included in the Company’s periodic SEC filings and annual proxy statement within the required time period.

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2006 that have materially affected, or are likely to materially effect, our internal control over financial reporting.

Associated Media Holdings, Inc.

(A Development Stage Company)

Financial Statements for the Years Ended

December 31, 2006 and December 31, 2005

Chisholm
Bierwolf
&
Nilson, LLC Certified Public Accountants

Todd D. Chisholm, Audit Partner
Nephi J. Bierwolf, Tax Partner
Troy F. Nilson, Audit Partner
Sharon S. Howe, Audit Partner

533 West 2600 South, Suite 25 • Bountiful, Utah 84010 • Phone: (801) 292-8756 • Fax: (801) 292-8809 • www.cbncpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Associated Media Holdings, Inc.

We have audited the accompanying balance sheet of Associated Media Holdings, Inc. (a development stage company) as of December 31, 2006, and the related statements of operations, stockholders' deficit and cash flows for the years ended December 31, 2006 and 2005 and for the period June 21, 2004 (inception) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the PCAOB (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Associated Media Holdings, Inc. (a development stage company) as of December 31, 2006 and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005 and for the period June 21, 2004 (inception) through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Associated Media Holdings, Inc. (a development stage company) will continue as a going concern. As discussed in Note 3 to the financial statements, Associated Media Holdings, Inc. has suffered losses during the periods presented which raises substantial doubt about the company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Chisholm, Bierwolf & Nilson LLC

Chisholm, Bierwolf & Nilson, LLC
Bountiful, Utah
April 26, 2007

Member of AICPA, UACPA & Registered with PCAOB

Associated Media Holdings, Inc.
(A Development Stage Company)
Balance Sheet
December 31, 2006
Assets
Current Assets
Cash	$-
Accounts Receivable	20,000
Prepaid expenses	21,000

Total Current Assets	41,000

Property & Equipment, net of accumulated depreciation of $12,836	57,446

Other Assets
Deposits	20,000
Intangible assets, net of accumulated amortization of $1,208	8,018
Total Other Assets	28,018
Total Assets	$126,464
Liabilities & Stockholders’ Deficit

Current Liabilities
Accounts payable and accrued liabilities	$264,809
Accrued compensation payable	197,052
Notes Payable	30,000

Total Current Liabilities	491,861
Total Liabilities	491,861

Commitments	-

Stockholders’ Deficit
Common Stock, $0.00025 par value, 100,000,000 shares
authorized, 43,261,000 shares issued and outstanding	10,815
Additional paid in capital	3,138,411
Prepaid expense (stock related)	(1,000,000)
Accumulated deficit during development stage	(2,514,623)
Total Stockholders’ Deficit	(365,397)
Total Liabilities & Stockholders’ Deficit	$126,464

The accompanying notes are an integral part of these financial statements

Associated Media Holdings, Inc.
(A Development Stage Company )
Statements of Operations
For the years ended December 31, 2006 and 2005

			June 21, 2004
			(Date of
	For the Twelve Months Ended		Inception ) to
	December 31,		December 31,
	2006	2005	2006
Revenue	$42,550	$-	$42,550

Operating Expenses
Amortization & depreciation	13,945	208	14,153
Consulting expense	911,357	11,000	994,657
General and administrative	340,523	25,889	366,412
Marketing	149,907	4,897	154,804
Professional fees	221,250	54,370	275,620
Compensation expense	602,704	81,667	684,371
Website development	187,456	-	187,456

Total Operating Expenses	2,427,142	178,031	2,677,173

(Loss) from operations before other
income and (expense)	(2,384,592)	(178,031)	(2,634,623)

Other Income (Expenses)
Other income	120,000	-	120,000
Total Other Income (Expenses)	120,000	-	120,000

Loss before income tax expense	(2,264,592)	(178,031)	(2,514,623)

Income tax expense	-	-	-

Net Income (loss)	$(2,264,592)	$(178,031)	$(2,514,623)

Basic (Loss) per share	$(0.06)	$-

Weighted Average Number of
shares outstanding	41,986,362	220,000

The accompanying notes are an integral part of these financial statements

Associated Media Holdings, Inc.
Statements of Stockholders’ Deficit
From June 21, 2004 (Date of Inception) through December 31, 2006

				Accumulated
			Additional	Deficit During
	Common Stock		Paid In	Development	Prepaid
	Shares	Amount	Capital	Stage	Expenses
Balance, June 21, 2004, date of incorporation	$-	$-	$-

Shares issued for cash at $0.01 per share	200,000	50	1,950		-

Shares issued for cash at $2.00 per share	10,000	2	19,998

Shares issued for cash at $5.00 per share	10,000	3	49,997

Net loss during the period ended 12/31/04				(72,000)

Balance, December 31, 2004	220,000	55	71,945	(72,000)

Shares issued for asset at par value per share	40,000,000	10,000

Shares issued in a private
placement at $1.00 per share	300,000	75	299,925

Net loss during the year ended 12/31/05				(178,031)

Balance, December 31, 2005	40,520,000	10,130	371,870	(250,031)

Issuance of additional shares to existing
Investor pursuant to an anti dilution
agreement.	300,000	75	(75)

Shares issued in a private
placement at $0.50 per share	2,436,000	609	1,217,391

Shares issued for services at $0.50 a share	1,100,000	275	549,725

Shares issued for prepaid services at $0.50
per share	2,000,000	500	999,500		(1,000,000)

Cancellation of shares [TN1]	(3,095,000)	(774)

Net loss during the year ended 12/31/06				(2,264,592)

Balance, December 31, 2006	43,261,000	10,815	3,138,411	(2,514,623)	(1,000,000)

The number of shares issued and outstanding has been restated to give retroactive effect for a reverse stock split effective October 28, 2005 on a one for 100 basis. The par value and additional paid in capital were adjusted during the year ended December 31, 2005 to adjust the par value amount in conformity with the number of shares then issued.

The accompanying notes are an integral part of these financial statements

Associated Media Holdings, Inc.
(A Development Stage Company)
Statements of Cash Flows

			June 21, 2004
			(Date of
	For the Twelve Months Ended		Inception) to
	December 31,		December 31,
	2006	2005	2006
Cash flows (used) in operating activities:
Net loss for the year	$(2,264,592)	$(178,031)	$(2,514,623)
Changes in non-cash working capital items
related to operations:
Amortization & depreciation	13,945	208	14,044
Common stock issued for services		550,000	550,000
(Increase) Decrease in accounts receivable	(20,000)	-	(20,000)
(Increase) Decrease in prepaid expense	25,000	(46,000)	(21,000)
(Increase) Decrease in deposit	(20,000)	-	(20,000)
Increase (Decrease) in accounts payable and accrued liabilities	243,442	21,528	264,809
Increase (Decrease) in accrued compensation payable	125,386	71,666	197,052
Net cash (used) in operating activities	(1,346,819)	(130,889)	(1,549,718)

Cash flows (used) in investing activities:
Purchase of property & equipment	(70,282)	-	(70,282)
Net cash (used) in investing activities	(70,282)	-	(70,282)

Cash flows provided in financing activities:
Proceeds from issuance of note payable	255,000	60,000	255,000
Repayment of note payable	(225,000)	(60,000)	(225,000)
Proceeds from issuance of common stock	1,218,000	300,000	1,590,000
Net cash provided in financing activities	1,248,000	300,000	1,620,000

Net increase in cash during the year	(169,101)	169,101	-

Cash, beginning of year	169,101	-	-

Cash, end of year	$0	$169,101	$-

Supplementary Disclosure of Cash Flow Information
Cash paid for:
Interest	$-	$-	$-
Income Taxes	$-	$-	$-
Non-cash financing activities:
Common stock issued for prepaid expenses	$1,000,000	$-	$1,000,000
Common stock issued for services	$550,000	$-	$550,000

The accompanying notes are an integral part of these financial statements

Associated Media Holdings, Inc.
(A Development Stage Company)
Notes to the Financial Statements

Note 1: History and Organization of the Company

Associated Media Holdings, Inc. (formerly El Tigre Development Corporation) (hereinafter, the “Company”) was incorporated under the laws of the state of Nevada on June 21, 2004. The Company’s principal offices are located in Long Beach, California.

On October 21, 2005, the Company changed its name to Associated Media Holdings, Inc. to further develop and promote the Ignition Website and Trademarks (hereinafter, the “Intangibles”) which focus on multi media content for mobile and portable cellular devices. On this same day, the board of directors approved an increase in the authorized number of common shares of the Company from 25,000,000 to 100,000,000 and changed its par value from $0.001 to $0.00025. This change is reflected in these financial statements.

The Company has yet to fully develop any material income from its stated primary objective and it is classified as a development stage company. All income, expenses, cash flows and stock transactions are reported since the beginning of development stage.

Note 2: Accounting Policies and Procedures

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summaries below.

Cash and Cash Equivalents: The Company considers all liquid assets with a maturity of three months or less from the date of purchases readily convertible into cash to be cash equivalents.

Concentrations: Financial instruments that potentially subject the Company to concentrations of credit risks consist of cash and cash equivalents. The Company places its cash and cash equivalents at well-known, quality financial institutions.

Estimates: The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results may vary from these estimates.

Development Stage Company: The Company is a development stage company as defined in Financial Accounting Standard Board Statement No. 7.

Income tax: The Company uses the asset and liability method of accounting for income taxes pursuant to SFAS No. 109 “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Associated Media Holdings, Inc.
(A Development Stage Company)
Notes to the Financial Statements

Note 2: Accounting Policies and Procedures - continued

Revenue Recognition: Revenues and the costs of revenues from services are recognized during the period in which the services are provided. The Company applies the Provisions of SEC Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition in Financial Statements ("SAB 104"), which provides guidance on the following; recognition, presentation, and disclosure of revenue in financial statements that are filed with the SEC. SAB 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue related to monthly contracted amounts for services provided when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fee is fixed or determinable, and (iv) collectibility is reasonably assured

Accounts Receivable: Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect will be reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. Balances which are still outstanding after management has used reasonable collection efforts will be written off through a charge to the valuation allowance and a credit to accounts receivable. Management periodically reviews accounts receivable balances for uncollectible amounts. Allowances for uncollectible amounts of $4,377 and $0 were recorded at December 31, 2006 and 2005, respectively.

Financial Instruments: The Company believes the carrying amount of cash, accounts receivable and other current assets, accounts payable and accrued expenses approximates fair value due to their short maturity. The Company also believes the carrying amount of the Company’s long term assets and liabilities approximates fair value.

Property & Equipment: Property and equipment as of December 31, 2006 consists of the following and are recorded at cost:

December 31,
2006
Audio visual equipment	$23,074
Computer equipment	27,789
Furniture & fixtures	19,418

Total Fixed Assets	$70,281
Accumulated depreciation	(12,836)

Net Fixed Assets	$57,445

Associated Media Holdings, Inc.
( (A Development Stage Company)
Notes to the Financial Statements

Note 2: Accounting Policies and Procedures - continued

Property & Equipment (continued): Provision for depreciation of equipment is computed on the straight-line method for financial reporting purposes and is based upon the following estimated useful lives:

Audio visual equipment	3 years
Computer equipment	3 years
Furniture & fixtures	7 years

Maintenance, repairs, and renewals which neither materially add to the value of the equipment nor appreciably prolong its life are charged to expense as incurred. Depreciation charged to operations was $12,836 and $0 for the twelve months ended December 31, 2006 and 2005, respectively.

Intangible Assets - Intangible assets consist of patent and trademark costs. Patent costs are costs incurred to develop and file patent applications. Trademark costs are costs incurred to develop and file trademark applications. If the patents or trademarks are approved, the costs are amortized using the straight-line method over the estimated lives of 7 years for patents and 10 years for trademarks. Amortization expense for the years ended December 31, 2006 and 2005 totaled $1,000 and $208, respectively. Unsuccessful patent and trademark application costs are expensed at the time the application is denied.
Management assesses the carrying values of long-lived assets for impairment when circumstances warrant such a review. In performing this assessment, management considers current market analysis and appraisal of the technology, along with estimates of future cash flows. The Company recognizes impairment losses when undiscounted cash flows estimated to be generated from long-lived assets are less than the amount of unamortized assets. There were no unsuccessful and abandoned patents and trademarks expensed in 2006 and 2005.

Stock Options - Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), "Share-Based Payment" ("SFAS 123R"), using the modified-prospective-transition method. Under this transition method, total compensation cost recognized in 2006 includes compensation costs for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and compensation costs for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. The Company estimates the fair value of its option awards granted using the Black-Scholes option-pricing model. The Company records compensation expense for stock options ratably over the option's vesting period. The Company did not have any outstanding stock options for the year ended December 31, 2005. The Company granted a total of 1,895,000 stock options during the year ended December 31, 2006, however, no expense has been recognized since none of the stock options have vested.

Associated Media Holdings, Inc.
(A Development Stage Company)
Notes to the Financial Statements

Note 2: Accounting Policies and Procedures - continued

Basic and fully diluted loss per Share of Common Stock - The basic loss per share of common stock is based on the weighted average number of shares issued and outstanding during the period of the financial statements. Outstanding stock options of 1,895,000 and zero were considered but not included in the fully diluted loss per share calculation in 2006 and 2005, respectively, because their inclusion would have been anti-dilutive.
	For the Twelve Months Ended December 31,
	2006	2005
Basic earnings per share:
Net (loss) (numerator)	$(2,264,592)	$(178,031)
Weighted average number of shares outstanding - basic (denominator)	41,986,362	8,560,548
Per share amount	$(0.06)	$(0.02)

Note 3: Basis of Presentation and Going Concern Uncertainty

These financial statements have been prepared on a going concern basis. The Company has accumulated a deficit of $2,514,623 since inception and has yet to achieve profitable operations. The Company’s continuation as a going concern is dependent on attaining profitable operations, restructuring its financial arrangements, and obtaining additional outside financing. The Company has funded losses from operations in the current year primarily through the issuance of its common stock. The Company anticipates that the issuance of debt and the sale of the Company’s restricted common stock will continue to fund operating losses in the short-term, or until revenues grow to the point where they are sufficient to cover operating costs and expenses, and retire the Company’s debt obligations. The accompanying financial statements do not include any adjustments relating to the recoverability and classifications of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

Note 4: Intangible Asset

Through the issuance of 40,000,000 restricted common shares valued at $10,000, the Company acquired exclusive license rights to the Intangibles which consist of a website and the Ignition trademarks. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” purchased intangibles with finite lives are amortized and reviewed for impairment on an annual basis, which it completed during the fourth quarters of 2006 and 2005 and no impairment was recognized. The useful lives of the Intangibles have been determined by management based upon the expected use of the asset by the Company which is determined to be 10 years. The Company recognizes amortization of the Intangibles on a monthly basis. As such, amortization expense for the years ended December 31, 2006 and 2005 is $1,000 and $208, respectively

Associated Media Holdings, Inc.
(A Development Stage Company)
Notes to the Financial Statements

Note 5: Income Taxes - The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues which create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years, but due to the uncertainty as to the utilization of net operating loss carry forwards; a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate. No provision for income taxes has been recorded due to the net operating loss carry forward of $1,686,627 as of December 31, 2006, which will be offset against future taxable income. No tax benefit has been reported in the financial statements.

Deferred tax assets and the valuation allowance as of December 31, 2006 and 2005 are as follows:

	2006	2005

Deferred tax asset:
Net operating loss carryforward	$864,141	$94,180
Valuation allowance	(864,141)	(94,180)
	$-	$-
The components of income tax expense are as follows:

	2006	2005

Current federal tax	$-	$-
Current state tax	-	-
Change in NOL benefit	(769,961)	(94,180)
Change in allowance	769,961	94,180
	$-	$-

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Code are met. These losses are as follows:

		Expiration
Year of Loss	Amount	Date
2006	$1,686,267	2026

Note 6: Accrued Compensation

The Company has several employment agreements with its officers and directors. Until the Company has sufficient funds to satisfy the outstanding debt, the Company will continue to accrue unpaid compensation on a quarterly basis. As of December 31, 2006 and 2005, the accrued compensation balance was $197,052 and $71,666, respectively.

Associated Media Holdings, Inc.
(A Development Stage Company)
Notes to the Financial Statements

Note 7: Stockholders’ Equity

On October 17, 2005, the Company entered into a reorganization agreement with ZTH Management, LLC for the purpose of acquiring an exclusive license to use the Intangibles consisting of trademarks and a website. The Company issued 40,000,000 post split restricted common shares at par value for full consideration for the license agreement. The term of the agreement will remain in full force and effect until such time as the Intangibles become eminent domain.

On October 21, 2005, the board of directors approved an increase in the authorized number of common shares of the Company from 25,000,000 to 100,000,000 and changed its par value from $0.001 to $0.00025. This change is reflected in these financial statements.

On October 24, 2005, the board of directors approved a reverse split of the Company’s common stock on a 100 old for 1 new share basis. The split became effective on October 28, 2005. As a result of the reverse split, the total outstanding share balance was 220,000 shares. All share amounts in this report have been retroactively restated to reflect the stock split.

On December 5, 2005, the Company issued 300,000 restricted common shares through a private placement offering for cash at $1.00 per share. The proceeds have provided short-term operating capital.

On April 15, 2006 the Company issued an additional 300,000 shares of common stock to an existing investor who had purchased 300,000 shares of common stock for $1.00 per share on December 5, 2005, pursuant to an anti-dilution adjustment to the original purchase price of $1.00 per share.

During the three months ended June 30, 2006, the Company issued 2,190,000 shares of common stock through a private placement offering for cash at $0.50 per share for net cash proceeds of $1,095,000. During the three months ended September 30, 2006, the Company issued 246,000 shares of common stock through a private placement offering for cash at $0.50 per share for net cash proceeds of $123,000. The proceeds are intended to be used for marketing and funding of general operations in the next twelve months.

During the month of October, 2006 the Company issued 3,100,000 shares of stock for in exchange for three consulting agreements in connection with certain business development, marketing, public relations and financial advisory services. The consulting agreements were with the following: Clearvision International, Inc. 2,000,000 shares, Prima Worldwide, Inc. 600,000 shares and Kahane Entertainment 500,000 shares.

During the year ended December 31, 2006, Joe Davis, a shareholder of the Company, returned 3,095,000 shares of common stock to the Company. The certificate numbers for these shares of stock were cancelled to be issued to other shareholders with different certificate numbers.

Associated Media Holdings, Inc.
(A Development Stage Company)
Notes to the Financial Statements

Note 8: Stock Options: Under the terms of the 2006 Equity Compensation Plan incentive stock options, non-qualified stock options and other stock based awards may be granted to employees, non-employees, directors, consultants and advisors to purchases up to an aggregate of 4,000,0000 shares of the Company’s common stock. As of December 31, 2006 there were 1,895,000 shares outstanding under this plan at an exercise rate of $0.50 a share. 1,495,000 outstanding shares were issued to Directors and Advisors of the Company pursuant to contracts and are vested in equal parts over three years. 400,000 outstanding shares were issued to key employees and consultants and are vested in a year of issuance

A summary of the status of the Company's stock option plans as of December 31, 2006 and 2005, and the changes during the years are presented below:

Weighted
Average
	Number of	Exercise
	Shares	Price
Outstanding at January 1, 2006	-	-
Options granted - 2006	1,895,000	0.50
Options exercised - 2006	-	-
Options cancelled - 2006	-	-

Outstanding at December 31, 2006	$1,895,000	$0.50
Exercisable at December 31, 2006	$-	$-

The following table summarizes information concerning outstanding and exercisable options at December 31, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life in years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.50	1,495,000	1.5	$0.50	-	$0.50
$0.50	400,000	1.0	$0.50	-	$0.50

Associated Media Holdings, Inc.
(A Development Stage Company)
Notes to the Financial Statements

Note 9: Related Party Transactions

On December 1, 2005, the Company entered into a consulting agreement with Clearvision, Inc., whose president is a shareholder of the Company. Clearvision, Inc. is to provide marketing and business consulting for a term of twelve months commencing on December 1, 2005. The fees associated with this agreement total $30,000. As of December 31, 2006 and December 31, 2005, the total prepaid amount associated with this consulting agreement is $0 and $27,500, respectively.

On October 16, 2006 the Company entered into another consulting agreement with Clearvision, Inc. Clearvision, Inc. was issued 2,000,0000 shares of stock in exchange for Clearvision’s agreement to (i) develop and identify at least one celebrity spokesperson who will make appearances on the Company’s behalf; (ii) develop strategic alliances with business and industry partners behalf of the Company to enhance or further advance the Company’s business; and (iii) develop marketing strategies, techniques, methods, procedures and materials as needed for continued advancement of the Company’s corporate mission statement. Specifically, the consulting agreement requires Clearvison to produce for the Company the following media: television news spotlights, video news releases, a corporate video, a tradeshow loop presentation, internet streaming video, a newspaper feature, and a radio news release. The agreement includes Clearvision’s guarantee of significant media placement of the foregoing productions on major media networks in many of the top markets. In light of the significant compensation being paid by the Company to Clearvision, Clearvision will be responsible for compensating directly any celebrity spokesperson retained on the Company’s behalf. and to provide business consulting and media related services in relation to Company’s launch of its fundraising campaign. As of December 31, 2006 the total prepaid amount associated with this consulting agreement is $1,000,000

On December 22, 2006 the Company received a $10,000 loan from each of their officers, Darryl Franklin, William Nosal and Raymond Ibe. The agreement requires the Company to repay the principal amount and interest which is to accrue at prime plus one percent. The due date of the loan is the earlier of Lender’s demand or December 22, 2007.

Note 10: Operating Lease

On February 28, 2006, the Company entered into a lease agreement to lease office space at 5150 E. Pacific Coast Highway, Suite 300, Long Beach, California, 90804. The term of the lease is for 24 months commencing March 1, 2006 and expires on February 28, 2008. The Company pays $4,708 per month for a 2,354 square foot office, through February 28, 2007 at which point the monthly rent increases to $4,849.24 throughout the remainder of the lease term. Rent expense incurred for the twelve months ended December 31, 2006 and December 31, 2005 were, $53,477 and $0, respectively.

Total Lease Commitments:

Year	December 31 2006
2006	$0
2007	57,908
2008	9,698
2009	-
2010	-
Thereafter	-
Total	$67,606

Associated Media Holdings, Inc.
(A Development Stage Company)
Notes to the Financial Statements

Note 11: New Technical Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” which allows the preparer of financial statements to elect fair value measurement of a financial instrument at time of acquisition, issuance, or a remeasurement event so that similar instruments are accounted for similarly regardless of their form. This applies to all financial instruments acquired or issued by the entity beginning fiscal year 2007.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets,” which requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This applies to any future servicing assets and servicing liabilities beginning fiscal year 2007.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, whose purpose is to increase consistency and comparability of fair value estimates by: defining fair value, establishing a framework for measuring fair value; and expanding disclosure of fair value measurements. The pronouncement applies to other accounting pronouncements that require or permit fair value measurements. The statement emphasizes that fair value is a market based measurement other than a entity based. This applies to all financial instruments acquired or held by the Company beginning in fiscal 2008.

In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plan”, whose purpose is to improve financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur. The Statement also requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exception. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.

Note 12: Subsequent Events

On January 10, 2007 the Company received a $5,000 loan from each of their officers, Darryl Franklin, William Nosal and Raymond Ibe, respectively. The agreement requires the Company to repay the principal amount and interest which is to accrue at prime plus one percent. The due date of the loan is the earlier of Lender’s demand or January 10, 2008.

On January 23, 2007, the Company received a $110,000 loan from Clearvision, Inc. The agreement requires the Company to repay the principal amount and interest which is to accrue at prime plus one percent. The note is payable upon the Lender’s demand.

Associated Media Holdings, Inc.
(A Development Stage Company)
Notes to the Financial Statements

Note 12: Subsequent Events (continued)

On February 19, 2007 the Company entered into an Asset Acquisition Agreement by and among icelounge.com, Inc. and its principal shareholders, Nicholas D. Woodin and Nelson Chau to acquire substantially all of the assets of icelounge.com, Inc. in exchange for $45,000 cash and issuance of 700,000 shares of the Company’s stock. icelounge.com, Inc. owns and operates an action-sports focused community website that combines their proprietary social networking software with consumer generated media technology. The Asset Acquisition agreement includes all of the tangible personal property and the intellectual property, which includes trademarks, websites including domain names and computer software owned and designed by icelounge.com, Inc.

Summary of Unaudited Financial Information for icelounge.com, Inc.

	For the Years ending December 31,
	2006	2005
Balance Sheet
Assets
Current Assets	$3,181	$466
Fixed Assets	5,830	5,830
Total Assets	9,011	6,296

Liabilities & Equity
Current liabilities	27,940	28,240
Total Liabilities	27,940	28,240

Shareholder's Equity	(21,944)	(11,441)
Net income(loss)	3,015	(10,503)
Total Shareholder's equity	(18,929)	(21,944)
Total Liabilities & Equity	9,011	6,296

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2007	/s/ Darryl Franklin
Name: Darryl Franklin Title: Principal Executive Officer and Principal Financial Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Date: May 14, 2007	/s/ Darryl Franklin
Name: Darryl Franklin
Title: President, Chief Executive Officer, Principal Financial Officer

Date: May 14, 2007	/s/ Bill Nosal
Name: Bill Nosal
Title: Secretary, Treasurer and Chief Operating Officer, Director

Date: May 14, 2007	/s/ Ray Ibe
Name: Ray Ibe
Title: Chief Marketing Officer, Director

Date: May 14, 2007	/s/ Danny Way
Name: Danny Way
Title: Director

Date: May 14, 2007	/s/ Peter Einstein
Name: Peter Einstein
Title: Director

Date: May 14, 2007	/s/ Barry Hall
Name: Barry Hall
Title: Director

EXHIBIT INDEX

Exhibit 31.1 - Rule 13a-14(a)/15d-14(a) Certification by Chief Executive Officer

Exhibit 31.2 - Rule 13a-14(a)/15d-14(a) Certification by Principal Financial Officer

Exhibit 32.1 - Section 1350 Certification by Chief Executive Officer and Principal Financial Officer